Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169922
November 3, 2010
Dear Fellow Shareholder:
We are writing to remind you that the Special Meeting of Shareholders of Comm Bancorp Inc. (“CBI”) is scheduled for Friday, December 3, 2010 at 10:00 a.m., local time, at the Ramada Clarks Summit Hotel, 820 Northern Boulevard, Clarks Summit, Pennsylvania. At the meeting, we are asking shareholders to consider and vote upon a proposal to adopt the Agreement and Plan of Merger between F.N.B. Corporation (“FNB”) and CBI, pursuant to which CBI will merge with and into FNB and each outstanding share of CBI will be converted into cash and shares of FNB common stock. We refer you to the proxy statement/prospectus dated October 21, 2010 that we commenced distributing to you on October 27, 2010.
Our records indicate that as of October 14, 2010 (“Record Date” for the Meeting), you held shares of CBI and, therefore, you are entitled to vote on the matters set forth on the proxy card. Our records indicate that we have not yet received your vote.
REMEMBER: Your vote is important, no matter how large or small your holdings may be. We cannot complete the merger unless the holders of 75% of our outstanding shares of common stock vote to adopt the merger agreement. A failure to vote has the effect of a vote against the merger.
Voting promptly will help reduce solicitation costs and will eliminate your receiving follow-up phone calls or mailings. Your vote can be cast quickly and easily by signing, dating and mailing the proxy card in the postage-paid return envelope previously provided to you with proxy materials for this meeting.
If we have not received your proxy as the date of the Special Meeting approaches, you may receive a call asking you to vote. Georgeson Inc. has been retained by the Company to make follow-up phone calls to help secure the remaining votes needed for the Meeting.
Thank you in advance for your participation and your consideration in this extremely important matter.

Sincerely,

William F. Farber, Sr.
President and Chief Executive Officer

YOU ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION.
You may obtain the proxy statement/prospectus and any other documents F.N.B. Corporation has filed with the SEC free of charge at the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317 and by Comm Bancorp, Inc. by contacting Scott A. Seasock, Executive Vice President, 125 North State Street, Clarks Summit, PA 18411, telephone: (570) 586-0377.